
January 13, 2020

Bahir Manios
Chief Financial Officer
Brookfield Infrastructure Corporation
250 Vesey Street, 15th Floor
New York, New York 10281-1021

  Re: Brookfield Infrastructure Corp.
    Amendment No. 2 to Registration Statement on Form F-1
    Filed December 20, 2019
    File No. 333-233934

Dear Mr. Manios:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 10, 2019 letter.

Amendment No. 2 to Registration Statement on Form F-1

Questions and Answers Regarding the Special Distribution
How will the special distribution work? , page 14

1. We note your response to comment 3. Please revise to disclose, as you do in your response, that the exchange ratio of 1:9 is not final and that the final exchange ratio will be confirmed or changed, closer to the date of the special distribution.

Risk Factor
Our Brazilian business is dependent on a single customer for the majority of our revenues., page 40

2. We note your disclosure that "[y]our Brazilian business is dependent on a sole customer

for the majority of our revenues." Please tell us what consideration you have given to the filing of any agreements with this sole customer. Please refer to Item 601(b)(10) of Regulation S-K.

Liquidity and Capital Resources , page 108

3.   We note your presentation of five year debt repayment schedules on a proportionate basis and proportionate net debt on page 109 and your reconciliation of proportionate debt to consolidated debt on page 110. We have the following comments:

- Proportionate debt and proportionate net debt both appear to be Non-IFRS measures. Please revise your disclosure to clearly label these measures as Non-IFRS.

- Please revise to comply with Item 10(e)(1)(i)(A) of Regulation S-K by presenting and analyzing consolidated debt under IFRS with equal or greater prominence to your disclosure and analysis of proportionate debt and proportionate net debt. Also see Question 102.10 of our Compliance and Disclosure Interpretation of Non-GAAP Financial Measures.

- Your disclosures do not appear to indicate whether or how management uses these Non-IFRS measures. With reference to Item 10(e)(1)(i)(D) of Regulation S-K, please confirm our assumption that management does not use these measures; or if our understanding is incorrect, please revise your disclosure to explain how management uses these measures.

- Please explain to us in more detail why you believe these measures are meaningful and relevant to investors. As part of your response, please explain to us whether all of the equity holders in a given project are jointly and severally liable for that project's debt or whether your debt agreements provide for individual liability for a proportion of the project debt based on each investor's ownership percentage of the related project. Also tell us what consequences you would face if you paid your proportion of a debt payment but the non-controlling interest holders did not pay their proportion of the debt payment, such as whether the lender could force the project to cease operations or foreclose on the project assets. If you believe that both legally and practically, your investors only need to concern themselves with your ability to pay your proportion of project debt rather than each project's ability to pay its entire project debt, please tell us the basis for your belief in detail, and revise your disclosures to better convey the limitations of these Non-IFRS measures to your investors. We may have further comments after reviewing your response.

Material United States Federal Income Tax Considerations, page 207

4.   We note your response to comment 4 and we reissue the comment in-part. We note disclosure that "**the general partner of the partnership intends to take the position** and believes that each of the partnership and Holding LP qualifies as an investment

partnership..., so that the special distribution of class A shares to a U.S. unitholder that is an eligible partner qualifies as a non-taxable distribution of property" (emphasis added). While we appreciate that counsel is explicitly stating that it is not rendering an opinion as to "investment partnership" status, please revise to briefly explain why. Please also clarify or explain why the disclosure goes on to state "...so that the special distribution of Class A shares...qualifies as a non-taxable distribution of property," as it seems to suggest that the general partner, rather than counsel, is rendering an opinion as to the tax-free status of the special distribution to U.S. holders upon the receipt of class A shares. See Sections III.C.1 and 3 of Staff Legal Bulletin No. 19.

 You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Jennifer Thompson, Branch Chief at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney at (202) 551-3792 or Mara Ransom, Office Chief at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services